To announce the differences between Taiwan-IFRSs and IFRSs for the third quarter of 2013 financial statements

Date of events: 2013/11/01

Contents:

1.	Date of occurrence of the event: 2013/11/01

2.	Cause of occurrence: To announce the differences between International Financial Reporting

Standards as adopted by ROC (“Taiwan-IFRSs’) and International Financial Reporting Standards as issued by the IASB (“IFRSs”) for the third quarter of 2013 financial statements.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): (1)Under Taiwan -IFRSs, Chunghwa Telecom Co., Ltd. and Subsidiaries (or the ”Company”) reported consolidated net income of NT$10,892,987 thousand and NT$31,393,616 thousand, basic earnings per share of NT$1.37 and NT$3.93 for the third quarter of 2013 and the first three quarters of 2013, respectively; total assets of NT$422,954,398 thousand, total liabilities of NT$66,896,590 thousand, and total stockholders’ equity of NT$356,057,808 thousand as of September 30, 2013. (2)Under IFRSs, the Company reported consolidated net income of NT$9,880,854 thousand and NT$32,347,604 thousand, basic earnings per share of NT$1.25 and NT$4.05 for the third quarter of 2013 and the first three quarters of 2013, respectively; total assets of NT$422,907,584 thousand, total liabilities of NT$69,745,000 thousand, and total stockholders' equity of NT$353,162,584 thousand as of September 30, 2013. (3)The differences in consolidated net income between Taiwan-IFRSs and IFRSs followed by the Company mainly come from the provision for 10% undistributed retained earning tax. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of that day. Under IFRSs, revenue from connection fees and prepaid cards is deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. The amount of reclassification from additional paid-in capital to unappropriated earnings was $21,285,150 thousand. This reclassification did not affect total stockholders' equity.

4. Any other matters that need to be specified: Chunghwa Telecom's earnings distribution and stockholders' equity are in accordance with Taiwan-IFRSs.